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Shareholder Rebuttal to TJX Companies’ Opposition Statement Regarding a Supply Chain Policy on Prison Labor

240.14a-103 Notice of Exempt Solicitation
U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT:  TJX Companies
NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc.
ADDRESS OF PERSON RELYING ON EXEMPTION: 2 Harris Avenue, Boston MA 02130

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

TJX shareowners are encouraged to vote FOR resolution #6:

RESOLVED Shareholders of TJX urge the Board of Directors to adopt a policy committing the Company to: a) Survey all suppliers to identify sources of prison labor in the Company’s supply chain; b) Develop and apply additional criteria or guidelines for suppliers regarding the use of prison labor; and c) Report to shareholders no later than June 30, 2019, at reasonable cost and omitting proprietary information, on TJX’s progress in implementing the policy.

Overview
In the United States and other countries where TJX sources its products, prison labor is used to make products that may be showing up on our company’s shelves for resale to our customers. While TJX has revised its company policy to explicitly prohibit prison labor in its supply chain, the company does not have any process in place to proactively verify that factories not under our company’s direct control abide by this prohibition. The proponent believes that exposure to prison labor in our company’s supply chain poses a risk to shareholder value. This is evidenced by other retailers and manufacturers like Whole Foods, Wal-Mart, and the Victoria’s Secret brand that faced significant backlash after it was made public that these brands were associated with or directly using prison labor. The Proponent believes that a systematic audit of the company’s supply chain to verify the absence of prison labor, and, if necessary to manage any instances of prison labor identified, would more effectively protect shareholder value.

Prison labor may affect many aspects of our business.
Nonprofit researchers and journalists have reported the existence of prison labor in supply chains of many product categories including (but not limited to) electrical wiring, office furniture, processed foods, clothing, and even packaging materials.  The failure to detect and manage prison labor in our company’s supply chain could have severe repercussions on TJX brand name and shareholder value. Other companies that use suppliers have already experienced backlash when activists broke news stories that the retailers had sold products to customers without disclosing their source as prison labor products.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on item number 6 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com
Where creative shareholder engagement is a positive force for change.TM

The Proponent’s research indicates that as many as 6% of  state inmates and up to 23% of  federal inmates are employed in “correctional industry” jobs, including those that specifically offer for-profit companies manufacturing and services by inmates at extremely low wages. Inmates that work in prison industries jobs often make under $1 per hour, while the company using inmate labor derives profit from the low overhead associated with such labor. In several states of the U.S., inmates are forced to work for little or no pay; watchdog organizations often report that inmates work in inhumane conditions.

Reputational harm from association with prison labor may linger indefinitely.
Companies that have been connected to prison labor are often associated with prison labor long-term, even if that association ended decades ago.  Victoria’s Secret learned in the 1980s that one of its vendors had used prison labor to produce some of its apparel. Despite severing the relationship with the vendor, Victoria’s Secret is still routinely associated with prison industries in news articles and website listings. The Proponent believes that an audit of our suppliers would offer an opportunity to TJX to manage the risk proactively rather than in a reactive, reputational crisis that may result if it comes to light that our company sources from suppliers using prison labor. In the opinion of the Proponent, simply being unaware that prison labor is within the company’s supply chain does not eliminate the board and management’s responsibility for due diligence, nor protect shareholder value from problematic connections to prison labor.

Current policies may not protect shareholder value.
While TJX has revised its vendor code of conduct to clarify its prohibition on all forms of prison labor in the supply chain, it is the understanding of the Proponent that the Company does not actively verify that suppliers (beyond the factories which make TJX-designed products) adhere to the vendor code of conduct. TJX does not audit the majority of its supplier factories to ensure adherence to this policy, and therefore cannot attest that products sold to our customers are in compliance with the vendor code of conduct or free of connection to prison labor. Without an audit of our supply chain, current policies and procedures in place at TJX do not protect shareholder value fully.

Real litigation risks exist related to prison labor in the supply chain.
The Proponent believes that risks to the Company exist related to prison labor due to connection to violation of federal labor laws.  As an article reported in 2015, “incarcerated workers are not expressly excluded from the definition of employee in workers’ protection statutes like the Fair Labor Standards Act (FLSA) or the National Labor Relations Act.”1  [Emphasis added] Furthermore, working conditions in prison labor programs are often poor given that “inmates … are not only excluded from the U.S. Constitution’s prohibition on slave labor, but also exist largely outside the reach of federal safety regulations meant to ensure that Americans are not injured or killed on the job.”2

The Proposal suggests a full review to allow the Company an opportunity to engage with suppliers, to ensure the safety and well-being of inmates producing our products, and also to allow the Company to head off any potential future litigation risks.

Conclusion:
The Proponent believes that this proposal is in the best interest of the company because it seeks to ameliorate the many risks associated with prison labor. Given that association with prison labor through the supply chain has been shown to cause consumer backlash and that research shows that American consumers believe that “too many people are in prison and the nation spends too much on imprisonment,”3 the Proponent believes that an audit of the TJX supply chain for prison labor is needed in order to safeguard company value.

1 https://www.theatlantic.com/business/archive/2015/09/prison-labor-in-america/406177/
2 https://theintercept.com/2016/12/28/california-blames-incarcerated-workers-for-unsafe-conditions-andamputations/
3 Pew Survey: “Public Opinion on Sentencing and Corrections Policy in America.” Pew Trusts. http://www.pewtrusts.org/~/media/assets/2012/03/30/pew_nationalsurveyresearchpaper_final.pdf

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com
Where creative shareholder engagement is a positive force for change.TM

We urge you to vote “FOR” proxy item #6. Should you have any proposal-specific questions please feel free to contact us at mschwartzer@northstarasset.com.

Date: May 24, 2018

By:	/s/ Julie N.W. Goodridge
Julie N.W. Goodridge
President & CEO*
NorthStar Asset Management, Inc.

*Julie Goodridge is also the trustee of the NorthStar Asset Management, Inc. Funded Pension Plan, the filer of the Proposal.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com
Where creative shareholder engagement is a positive force for change.TM